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                     July 31, 2020

       Adam W. Miller
       Chief Financial Officer
       Knight-Swift Transportation Holdings Inc.
       20002 North 19th Avenue
       Phoenix, Arizona 85027

                                                        Re: Knight-Swift
Transportation Holdings Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            File No. 001-35007

       Dear Mr. Miller:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation